July 25, 2005

Michael Moran, Esq

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

TransAlta Corporation

Form 40-F for the year ended December 31, 2004

Filed April 1, 2005

File No. 1-15214

Dear Mr. Moran:

We acknowledge receipt of your letter dated July 5 on the above noted matter.  This letter is being filed in response to comments raised in said letter.

We acknowledge that:

  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The numbering below corresponds to the numbering of the comments which we have incorporated into this response letter in italics.

1.

We note that you recorded a $17.7 million gain associated with the sale of the Meridian Cogeneration Facility.  We further note that you have a continuing ownership interest in TransAlta Cogeneration, L.P.  Please explain if the gain that you recorded takes into consideration your continuing ownership interest in this entity.  Also please explain how you accounted for the TA Cogen units that were issued in connection with the purchase of the Meridian Facility.

The gain recognized by TransAlta Corporation (“TAC”) takes into consideration its continuing ownership interest in TransAlta Cogeneration, LP (“TA Cogen”).

TA Cogen is a 50.01% owned subsidiary of TransAlta Energy Corporation (“TEC”), which in turn is a wholly owned subsidiary of TAC.  The remaining interest in TA Cogen is held by TransAlta Power LP (“TA Power”).  TA Power is a publicly owned partnership with units traded on the Toronto Stock Exchange.  TA Power was established, concurrent with its initial public offering in 1998, to acquire a 49.99% interest in TA Cogen.

In 2004, TEC sold its Meridian Facility to TA Cogen for its fair value of $110 million.  TA Cogen financed the acquisition with $80 million of cash the issuance of approximately $30 million of units to TEC. Concurrently with the purchase of the Meridian Facility, TA Power also purchased $30 million of units so that the respective percentage ownership interests of TEC and TA Power in TA Cogen were maintained.

Under Canadian GAAP, asset sales to TA Cogen are considered to be related party transactions not in the normal course of operations and are recognized at fair value pursuant to CICA Handbook Section 3840.26.  Because TEC retained its 50.01% interest in TA Cogen, the portion of the resulting gain related to TEC’s ownership of TA Cogen is eliminated in the consolidated financial statements.  As such, TAC eliminated 50.01% of the gain on disposition (the portion attributable to the ongoing ownership interest of TAC) on consolidation.

The results of TA Cogen are consolidated in the results of TAC.  As such, the units issued to TAC in connection with TA Cogen’s purchase of the Meridian facility are eliminated on consolidation.  The financial statement impact of the Meridian sale in the consolidated results of TAC was an increase to cash and non-controlling interests in the amount of the proceeds at the disposition of the 49.99% interest. An increase to the net book value of the assets and a corresponding gain on sale in the income statement (recognizing an increase in the value of the assets of the subsidiary that are consolidated in the results of TAC) was also recorded.

2.

Please describe to us, and prospectively disclose, your accounting policy with respect to dilution gains associated with your investment in TransAlta Power L.P.  In this regard, we note that you had previously deferred $119.8 million of such dilution gains associated with your investment in this entity.  Please provide a history of all dilution transactions associated with TransAlta Power LP and explain how you accounted for such transactions.  Please reference applicable accounting literature used with respect to this issue.  Based on the information provided, it appears the dilution gains may be analogous to a SAB 51 transaction, please clarify.  Please supplement your response with a reconciliation to the changes in footnote thirteen entitled Non-Controlling Interests regarding TransAlta Power’s limited partnership interest in TransAlta Cogeneration L.P.  We may have further comment.

Our accounting for the transfer of assets to TA Cogen and the related sales of TA Cogen units to TA Power is disclosed in Note 4 B. to our December 31, 2004 consolidated financial statements.  This disclosure makes reference to two categories of gains; the first being gains on asset sales to TA Cogen, the second being dilution gains.

The dilution gains as described in Note 4 B. are distinguished from the other assets gains described in that note as the dilution gains relate to a specific element of the 2003 Sheerness asset sale.  In the 2003 Sheerness sale, TAC purchased units in TA Power to provide a portion of TA Power’s funding for the purchase of TA Cogen units.  The TA Power units acquired by TAC in the Sheerness transaction, which temporarily increased TAC’s effective interest in TA Cogen to approximately 63%, were later repurchased by TA Power with the proceeds arising from the exercise of warrants held by the TA Power public unitholders.  Upon expiry of the TA Power warrants, TAC sold its remaining units to the public.

The purchase of TA Power units by TAC reduced the gain that would have otherwise been recognized on the initial Sheerness transaction but resulted in subsequent dilution gains as TAC’s interest in TA Power and its indirect interest in TA Cogen were sold to the public through the exercise of the warrants.  The sale of TAC’s remaining units, described above, thus diluted TAC’s effective ownership interest in

TA Cogen (both direct and indirect) from approximately 63% back to 50.01%.  From a US GAAP perspective, we believe all of the gains described in Note 4 B. would be characterized as dilution gains.

We believe this accounting treatment is also consistent with guidance on dilution gains set out in CICA Handbook Section 1600.40, since the units issued from TA Cogen to TA Power dilute TAC’s investment in TA Cogen and ultimately in the assets transferred.  The accounting for these transactions was subject to considerable consultation with our auditors and the Ontario and Alberta Securities Commissions at the time of the initial transactions with the partnerships.

As noted in your question, in 1998 TAC had deferred the initial gain on disposition of three facilities to TA Cogen during the initial public offering of TA Power.  The gain was deferred because the partnership agreement between TAC, TA Power and TA Cogen required on December 31, 2018, TAC to repurchase TA Cogen units held by TA Power at a price equal to the then fair market value of those TA Cogen units.  This obligation was to be satisfied in cash or in the equivalent value of TAC common shares.  The repurchase date of 2018 was consistent with the expected commercial life of the plants at the time.

For Canadian GAAP, the initial gain on disposition of the three facilities to TA Cogen was deferred and amortized over the expected life of the plants.   The view at the time was that this gain was in substance similar to a gain recognized on a sale lease-back transaction or the sale of assets to a joint venture, and that gain deferral was appropriate.  The deferral of the gain was also consistent with concepts embedded in EITF 88-18 which required that gains on the sale of a revenue stream for a defined period of time should be deferred and amortized to income on the units of revenue method.

For US GAAP, our accounting has been applied on a basis consistent with the Canadian treatment.  We note that SAB 51 requires that in circumstances where the subsequent repurchase of shares issued by a subsidiary is contemplated at the time of their initial disposition, then the transaction would be characterized as a capital transaction and gain recognition, or deferral of such gain, is not appropriate.  As the initial assets transferred to TA Cogen were expected to have reached the end of their commercial lives and have nominal values in 2018, we did not, and do not currently, believe that a substantive repurchase event was ever considered to exist, not withstanding the existence of the buy back agreement at the time of the transaction.  As a result, the disposition of the plants to TA Cogen was not treated as a capital transaction under SAB 51.  Gain recognition was deemed appropriate as the underlying economic substance of the transaction represented a sale as the buy back agreement was not a substantive repurchase event.

Having established that this was an earnings event and not a capital transaction under SAB 51, we still believed that the gain should be deferred, rather than taken to income immediately, to be consistent with our Canadian GAAP treatment and the analogy to EITF 88-18.

At the time of the disposition of the Sheerness facility, in July 2003, the partnership agreement was amended to eliminate this buyback provision.  Accordingly, the remaining unamortized gain was recognized in earnings upon the elimination of the buy back provision as no remaining period over which to amortize the gain existed.

As requested, we will expand the accounting policy note and the U.S. GAAP reconciliation note in our 2005 annual consolidated financial statements to more fully describe our accounting policy for these transactions.

A reconciliation of non-controlling interests since inception is included as Exhibit 1.

3.

Please explain the reversal of the pension over-accrual of $10.1 million that you disclose.  In this regard, SFAS No. 87 specifies that the net gain or loss resulting from the assumptions or estimates used differing from actual experience be deferred and amortized in future periods.

The $10.1 million amount recorded for the year ended December 31, 2003 includes $5 million related to an over accrual of expense under TAC’s Performance Share Ownership Plan (“PSOP”), the accounting for which is disclosed in Note 1 P. on page 70 of our 2004 annual report.  The PSOP is not a pension plan or related to any pension plan and therefore not subject to pension plan accounting under SFAS 87.  PSOP is stock based compensation charged to earnings in the period.  As discussed in Note 1 P. in our 2004 annual report, payments are based upon the percentile ranking of the total shareholder return of TAC’s common shares in comparison to the total shareholder return of a selected group of publicly traded companies.  The accrued liability for such payments is adjusted periodically as TAC’s relative position to this selected group changes.

The remaining balance of the $10.1 million amount is the correction of an error in our pension accounting from 1999, whereby $5.1 million in benefits paid were incorrectly charged to earnings, rather than reducing the accrued benefit obligation.  The amount, 1.7% of pre-tax earnings in 2003, was not considered material for restatement of prior periods.  Had this amount been correctly accounted for under SFAS No. 87 in 1999 and amortized in future periods, the impact on subsequent years’ income would have been approximately $0.5 million per year, based upon an Expected Average Remaining Service Life of 9 years.  We believe this amount is immaterial.

4.

Please identify, quantify and disclose to us amounts related to all of your equity method investments.

The company has the following investments (under Canadian GAAP) which are accounted for using the equity method (amounts as at and for the year ended December 31, 2004, in millions of Canadian dollars):

Company	TransAlta ownership %	TransAlta Carrying Value	Net earnings of investment	TransAlta share of net earnings
Mercury Energy Corporation	25%	$3.0	$0.267	$.067[1]
Adco/Simmax Group[2]	0%[2]	N/A2	N/A2	N/A2

1.  As the amount is not material to the financial statements, these earnings were not recorded by TransAlta for the year ended December 31, 2004.  Net earnings for the year ended December 31, 2003 were $.12 million, TransAlta share being $0.03 million.

2.  The investment in Simmax was sold during the year ended December 31, 2004 for proceeds of $1.0 million, and a loss of $1.0 million.  This is disclosed in Note 5 to our Financial Statements for the year ended December 31, 2004 (page 77).

5.

We note your significant investment in gas generation plants.  In this regard, explain to us what consideration you have given to increasing gas costs and negative incremental spark spreads.  In particular, for gas generation plants not selling power under long term contracts, explain to us what consideration you have given to plant impairment.

Increasing gas costs and negative incremental spark spreads are among the many factors we consider in our recoverability assessment of our gas generation facilities.  As you have noted, many of our facilities are subject to long term electricity sales and gas purchase contracts and as such, are not affected by increases in the cost of natural gas.

On an annual basis, and when indicators of impairment exist, TAC determines whether the net carrying amount of each of its facilities is recoverable from future undiscounted cash flows.

We constantly monitor our assets, as well as the markets and environments in which they operate.  We make judgments and assessments to determine whether an event has occurred that indicates possible impairment.  If such an event has occurred, an estimate is made of future undiscounted cash flows from the facility.  If the total undiscounted cash flows, excluding finance charges is less than the carrying amount of the facility, an asset impairment must be recognized in the financial statements.

The results of TAC’s annual impairment assessment is reviewed with our external auditors and discussed by the Audit Committee of the Board of Directors.

An impairment provision was recorded in the fourth quarter of 2003 on our Binghamton facility.  In accordance with our annual process, and in consultation with our external auditors, we determined that no further provision was required on this facility as at December 31, 2004.

As at December 31, 2004, none of our facilities, including our three gas generation plants not selling power under long term contracts, Binghamton, Big Hannaford and Sarnia, were impaired.

6.

You disclose that the corporation has designated U.S. dollar denominated long-term debt as a hedge of your net investment in U.S. and Mexico operations.  We assume that your Mexico operations are U.S. functional entities, if not, please clarify.  We may have further comment.

Your assumption is correct.  Our Mexico operations use U.S. dollars as their functional currency.  All revenue contracts and gas purchase contracts for our Mexico operations are denominated in U.S. dollars, as are the majority of maintenance and future capital expenditures, and as such the U.S. dollar is the functional currency.

7.

Please explain in detail the hedge associated with selling U.S. dollars and purchasing New Zealand dollars.  In your response, please provide an organization chart of the entities involved and the functional currencies of such entities.  We may have further comment.

TransAlta Corporation has a number of subsidiaries in the United States.  One of these subsidiaries, TransAlta Centralia Generation LLC (“TCG”), holds TransAlta’s Centralia Coal and Gas facilities.  The functional currency of this entity is U.S. dollars.  TCG is financed through a combination of inter-company debt and equity.  In October, 2002, a portion of the inter-company debt was refinanced through another subsidiary of TransAlta Corporation, TEC Investments Ltd. (“TECI”), a New Zealand finance company.  This entity was the finance entity for TransAlta Corporation’s New Zealand operations, which were disposed of on March 31, 2000 and funds were available following the disposition.  The functional currency of this entity is New Zealand dollars.

Under the terms of the refinancing, TECI provided an interest bearing loan to TCG in the amount of NZ$420 million.

As a result of this transaction, TCG has an NZ$420 million liability.  As its functional currency is the U.S. dollar, TCG has hedged 100% of its exposure to fluctuations in the NZ dollar by selling U.S. dollars and purchasing NZ dollars.

A chart outlining the entities and their functional currencies is attached as Exhibit 2.

8.

Please disclose the amount of transaction gains and losses for each of the periods presented in future filings.

We will continue to disclose, in all future filings, foreign exchange gains and losses in the Statements of Cash Flows (page 66 of the 2004 Annual Report) in the “Investing Activities” section under the caption “Realized foreign exchange gains on net investments”, with a note reference to the Financial Risk Management footnote.

9.

Please explain to us how you reached the conclusion that you are not the primary beneficiary of your two wholly-owned Mexican subsidiaries.  Please be detailed in your response with respect to the analysis you performed.  Please supplement your response with the Mexican power contract analysis and any financial models you performed.

TransAlta has 100% ownership interest in two gas fired generation facilities in Mexico – Campeche and Chihuahua.  Each facility is held in a separate subsidiary of TransAlta.  These subsidiaries were incorporated for the sole purpose of holding these plants and to carry on commercial activities related to these facilities and have no other purpose, nor carry on any other activities.

The power business in Mexico is controlled by the Comision Federal de Eletircidad (“CFE”), the state owned electricity utility in Mexico.  Most generation facilities are owned by the CFE.  In order to cope with the increasing demands for electricity in recent years, the CFE has permitted the construction of privately owned plants, provided they meet very specific requirements with respect to their power contracts, their cost structure and labor practices.

Power from these plants is required to be sold to the CFE under long term contracts which provide for the recovery of fuel costs and pay a fixed heat rate capacity payment, subject to availability incentive targets, to cover the capital operating and financing cost of the facility.  The permission to build plants was established through calls for tender, whereby the successful bidder was the company willing to build the plant with the lowest overall cost profile to the CFE.  Risks associated with the bidding procedure include the costs to build and operate the plants and decisions to what form of incentive mechanisms could be built into the rate structure to reduce some of the cost risk for the CFE, while retaining some profit upside for the plant owner in exchange for operating reliably and efficiently.

The CFE requires each plant to be held in a separate subsidiary and that only a portion of the financing costs (based on “normal” debt/equity ratios) based on market interest rates, qualify for recovery under the sales contracts.

The two Mexican entities contained nominal share capital for tax reasons, as Mexico did not previously have “thin capitalization” rules to limit the tax deductibility of interest payments to foreign entities based on a specified minimum equity requirement.  In addition, financing for the Campeche facility included nominal share capital, intercompany loans from a subsidiary of TransAlta, and non-recourse third party bank financing.

We concluded that the Chihuahua and Campeche entities are VIE’s pursuant to paragraph 5(a) of FIN 46(R) as both Mexican subsidiaries lacked sufficient equity to absorb expected losses (nominal equity for accounting purposes).

The establishment of the primary beneficiary was determined by assessing the variability in the cash flows for the various variable interest holders.  For Chihuahua this includes the CFE and TransAlta.  For Campeche, it includes the CFE, TransAlta and the non-recourse lenders.

The largest cash flow from the operation of these two facilities is the cost of natural gas consumed in the generation of electricity.  This cost is borne by the CFE through one of its subsidiaries.  TransAlta does not believe it is exposed to significant variability in cash flows or expected losses as a result of fluctuating natural gas costs.  We are exposed to volatility in cash flows due to varying reliability plant operation, which results in variable capacity payments.  This variability is not significant compared to the variability in fuel costs.

Numerical analysis was performed as to the comparative magnitude of cost variables in the operation of the plant.  As the facts are so persuasive as to the determination of the primary beneficiary, complete probabilistic modeling was not performed, nor do we believe required in this instance.

Please advise us if we can provide any further information to facilitate your review Please direct any further questions or comments concerning this response letter to Garth A. Wong, VP & Comptroller at (403) 267-2595.

Sincerely,

/s/ Ian A. Bourne

Ian A. Bourne

Executive Vice President &

Chief Financial Officer

TransAlta Corporation.

Attachments:

Exhibit #1 – TAC NCI

Exhibit #2 – TECI Loan to TCG

Exhibit #1

Exhibit #2